Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of UDR, Inc., for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts, and purchase units and to the incorporation by reference therein of our report dated February 23, 2011, except for Notes 3, 4 and 15 as to which the date is August 5, 2011, with respect to the consolidated financial statements and schedule of UDR, Inc., included in its Current Report (Form 8-K) dated August 5, 2011 and our report dated February 23, 2011 on the effectiveness of internal control over financial reporting of UDR, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Denver, Colorado
September 1, 2011